Westcore Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

February 2, 2010

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Westcore Trust (“Registrant”)
File Nos. 2-75677
811-3373
Form N-1A Post-Effective Amendment No. 69 (1933 Act)

Dear Sir or Madam:

An electronic (EDGAR) filing is hereby made under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of the Registrant, an open-end management investment company.  This filing includes Post-Effective Amendment No. 69 to the Registrant’s 1933 Act Registration Statement on Form N-1A and Amendment No. 70 to its 1940 Act Registration Statement (the “Amendment”). The purposes of this filing are: (i) to seek to comply with the recently effective amendments to Form N-1A, as required under the SEC "Summary Prospectus" Rule, SEC Rel. No. 33-8998 (pub. avail. Jan. 13, 2009); (ii) to change the investment objective of the Westcore Growth Fund from "investing in equity securities" to "investing primarily in common stocks of large companies"; and (iii) to revise the principal investment strategies of the Funds.

Please address any comments or questions to my paralegal, Alex Marks, at 303-623-2577.

Sincerely,

/s/ JoEllen L. Legg

JoEllen L. Legg

Secretary

cc:    Larry Greene, U.S. Securities and Exchange Commission

        Peter H. Schwartz, Davis Graham & Stubbs, LLP